EX 97.1
CLAWBACK POLICY OF DTE ENERGY COMPANY
1. This policy sets forth the conditions under which DTE Energy Company (the “Company”) will seek reimbursement with respect to incentive-based compensation (including stock options awarded as compensation) paid or awarded to current or former executive officers of the Company.
2. Definitions.
(a) The term “executive officers” shall mean current or former executive officers designated by the Board of Directors of the Company as officers for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, as well as business unit presidents of the Company and its subsidiaries.
(b) The term “incentive-based compensation” shall mean any compensation that is granted, earned, or vested based wholly or in part upon the attainment of any financial reporting measure.
(c) The term “financial reporting measures” shall mean measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures. Stock price and total shareholder return are also financial reporting measures.
3. Clawback of Incentive Compensation.
In each instance where all three of the following factors exist:
(a) the incentive-based compensation payment or award (or the vesting of such award) was based upon the achievement of financial results, as reported in a Form 10-Q, Form 10-K or other report filed with the Securities and Exchange Commission (“SEC”), that were subsequently the subject of an accounting restatement due to material noncompliance of the Company with any financial reporting requirement under the federal securities laws (other than as a result of a change in applicable accounting principles), including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period;
(b) a lower payment or award would have been made to such officer (or lesser or no vesting would have occurred with respect to such award) based upon the restated financial results; and
(c) the incentive-based compensation payment or award or the vesting of such award occurred during the three-year period preceding the date on which the Company was required to prepare an accounting restatement;
based on a determination of the Organization and Compensation Committee of the Board of Directors, the Company shall seek to recover from each executive officer of the Company, in accordance with applicable law and regulations, the portion of any cash or equity-based incentive-based compensation paid to or received by such officer for or during such three-year period that is greater than the amount that would have been paid or received had the financial results been properly reported, without regard to taxes paid.

EX 97.1
4. General Provisions.
(a) The Company may seek direct repayment from the affected executive officers or, to the extent permitted by law, enforce an executive officer’s repayment obligation under this policy by reducing any amounts that may be owing from time-to-time by the Company or any of its subsidiaries to such executive officer, whether as future payments of incentive-based compensation, wages, severance, vacation pay or in the form of any other benefit or for any other reason, or by rescinding or canceling unvested stock. In the case of equity awards that vested based on the achievement of financial results that were subsequently reduced, the Company may also seek to recover gains from the sale or disposition of vested shares (including shares purchased upon the exercise of options that vested based on the achievement of financial results). In addition, the Organization and Compensation Committee of the Board of Directors may cancel, in whole or in part, outstanding equity awards where the Organization and Compensation Committee took into account the financial performance of the Company in granting such awards and the financial results were subsequently reduced due to such a Restatement.
(b) The Organization and Compensation Committee of the Board of Directors may determine that recovery of incentive-based compensation is impracticable, and may refrain from pursuing such recovery, only if (1) the direct expense paid to a third party to assist in enforcing the policy would exceed the amount to be recovered, provided that the Company must make a reasonable attempt to recover such incentive-based compensation, document such reasonable attempt to recover, and provide that documentation to the New York Stock Exchange; or (2) recovery of incentive-based compensation would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees, to fail to meet the requirements of Sections 402(a)(13) or 411(a) of the Internal Revenue Code and regulations thereunder.
(c) The repayment of incentive-based compensation under this policy is in addition to any other right or remedy available to the Company, including termination of employment or institution of civil or criminal proceedings.
5. Authority and Binding Effect of Determinations.
The Organization and Compensation Committee of the Board of Directors (based on the recommendation of the Audit Committee) shall have full and final authority to make all determinations under this policy. Any determination made by the Organization and Compensation Committee under this policy shall be final, binding, and conclusive on all parties.
6. Compliance with Section 409A.
Any set-offs of deferred benefits to recoup the amounts to be repaid by executive officers under this policy shall be made in a manner that complies with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and regulations promulgated thereunder.

EX 97.1
7. Severability.
If any provision of this policy or the application of any provision in this policy to an executive officer shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.
Adopted by the Board of Directors: October 25, 2023